Exhibit 2.2

REAL ESTATE PURCHASE AND SALE AGREEMENT

THIS REAL ESTATE PURCHASE AND SALE AGREEMENT (“Agreement”) is dated as of May 10, 2021 (“Closing Date”), by and between GREENSBORO ECOSYSTEMS, LLC, a North Carolina limited liability company (“Seller”), and MONTAUK SWINE AG, LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer are individually referred to as a “Party” and collectively as the “Parties”.

RECITALS

A. Seller is the owner of a certain manufacturing and distribution facility having a street address of 1362 Blind Bridge Road, Magnolia, North Carolina (the “Facility”).

B. Seller desires to sell, and Buyer desires to purchase, the Facility, subject to and pursuant to this Agreement.

C. Buyer is only purchasing real property and related assets as described herein and is not acquiring Seller’s business as a going concern.

In consideration of the respective agreements hereinafter set forth, Seller and Buyer agree as follows:

1. Definitions and Interpretations.

1.1 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“Affiliate” means any Person that directly, or indirectly, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise and, in any event and of the previous sentence, any Person owning more than 50% of the voting securities of another Person shall be deemed to control that Person.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in Pittsburgh, Pennsylvania are authorized by Law or other governmental action to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as interpreted by the rules and regulations issued thereunder, in each case as in effect from time to time. References to sections of the Code shall be construed also to refer to any successor sections.

“Environmental Law” means all Laws and Orders concerning pollution or protection of the environment, public and human health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, groundwater, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes (or constituents thereof), including CERCLA, the Resource Conservation and Recovery Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, the Toxic Substance Control Act, as amended, Hazardous Materials Transportation Act, the Oil Pollution Act, as amended, the Occupational Safety and Health Act, as amended, and similar state, provincial, municipal and local laws, rules and regulations.

“Environmental Liabilities” means any and all Liabilities, whether unknown or known, disclosed or undisclosed, realized or contingent, arising from or relating to (i) any Release of Hazardous Materials to or from the Real Property, (ii) the off-site transportation, recycling, storage, treatment, use, emission, elimination, disposal or the off-site Release of Hazardous Materials generated in connection with any operations conducted at the Real Property, and (iii) violations of, or conduct with respect to any Environmental Law or Environmental Permit in connection with operations conducted at the Real Property.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any domestic state, county, city or other political subdivision.

“Hazardous Material” means (i) any petroleum, hazardous or toxic petroleum-derived substances or petroleum products, flammable explosives, radioactive materials, asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls (PCBs), and (ii) any chemicals or other materials or substances for which standards of care have been issued or which are regulated, classified or defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances” or “toxic pollutants” under any Environmental Law.

“Laws” means all Orders, laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority, including all common law.

“Liability” means any indebtedness, obligation (contractual, legal or otherwise), debt, claim, expense, Tax, and other liability or commitment of any kind or character, whether absolute, accrued, unaccrued, contingent, fixed or otherwise, whether known or unknown, and whether due or to become due, and “Liabilities” means all such indebtedness, obligations, debts, claims, expenses, Taxes, liabilities and other commitments.

“Liens” means any Monetary Liens and any pledge, assessment, lease, lien, adverse claim, option, right of first refusal, levy, charge or other encumbrance of any kind created by, under or through Seller, or otherewise arise from any acts or omissions of Seller., or any conditional sale contract, title retention contract or other contract to give any of the foregoing.

“Losses” means any and all demands, claims, actions, damages, fines, costs, fees, penalties, deficiencies, losses, amounts paid in settlement and expenses (including court costs, fees of attorneys, accountants, consultants and other experts or other expenses of litigation, arbitration or other proceedings), provided, however, Losses shall specifically exclude incidental, special, consequential, exemplary, punitive and similar damages.

“Monetary Liens” means any mortgages, deeds of trusts, security interests, liens for delinquent property taxes, mechanic’s or materialmen’s liens, and other similar types of monetary liens reasonably susceptible to liquidation that encumber the Property and were created by, under or through Seller, or otherewise arise from any acts or omissions of Seller.

“NR-3 Lease” means the Lease with Option to Purchase dated February 15, 2021 between Seller, as landlord, and NR-3, LLC, a North Carolina limited liability company (“NR-3”), as tenant, with respect to the Real Property.

“Order” means any writ, judgment, decree, injunction or similar order, directive or other requirement of any Governmental Authority (in each such case whether preliminary or final) which were in existence prior to or are in existence on the Closing Date.

“Permits” means all licenses, permits, certificates, certificates of authority, variances, authorizations, approvals, registrations, and similar consents granted or issued by any Governmental Authority with respect to the Property.

“Person” means any natural person, corporation, general partnership, limited partnership, proprietorship, limited liability company, joint venture, other business organization, trust, union, association or Governmental Authority.

“Property” means the Real Property and the Intangible Property.

“Real Property” means the Land, the Improvements and the Appurtenances.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Material into the indoor or outdoor environment, including movement through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

“Seller’s Knowledge” means the actual knowledge of Joseph P. Carroll, Jr. or James F. Marshall.

“Tax” means any federal, state, local, provincial, municipal or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, employer health, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, goods and services, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and “Taxes” means, collectively, all such taxes.

“Title Company” means Chicago Title Insurance Company, Two Gateway Center, 19th Floor, 603 Stanwix Street, Pittsburgh, PA 15222-1402, Attention: William J. Weinheimer (Telephone: 412-904-6891; E-mail: weinheimerw@ctt.com).

“Warranties” means all manufacturer and contractor warranties and guaranties related to the construction, maintenance, repair, ownership or operation of the Property.

1.2 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply: (a) references to Sections, Schedules, Exhibits, clauses and Parties are references to Sections or subsections, schedules, exhibits and clauses of and parties to, this Agreement; (b) words importing the singular include the plural and vice versa; (c) words importing one gender include the other gender; (d) references to the word “including” do not imply any limitation and shall mean “including” or “including but not limited to”, unless the context otherwise clearly requires; (e) references to the word “or” do not imply any limitation and shall mean “or” or “and/or”, unless the context otherwise clearly requires; (f) references to months are to calendar months; (g) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (h) references to “$” or “dollars” refer to U.S. dollars; (i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; and (j) references to any specific provision of any Law shall also be deemed to be references to any successor provisions or amendments thereof and to any rules or regulations promulgated thereunder.

2. Property Included in Sale. Seller shall sell and convey to Buyer, and Buyer shall purchase from Seller, subject to the terms and conditions set forth herein, the following:

2.1 Land. The parcel of land located in the Town of Magnolia, County of Duplin, and State of North Carolina, and more particularly described Schedule 2.1.1 attached hereto (the “Land”).

2.2 Improvements. All buildings, paved parking lots and other improvements situated on or under the Land, including fixtures (collectively, the “Improvements”).

2.3 Appurtenances. All hereditaments, privileges, tenements, and appurtenances belonging to the Land and Improvements; all Seller’s rights to open or proposed highways, streets, roads, avenues, alleys, easements, strips, gores, and rights-of-way in any way affecting the Land and Improvements (collectively, the “Appurtenances”).

2.4 Intangible Property. Any and all of Seller’s right, title and interest in and to any and all of Seller’s intangible personal property located at or directly related to the Property, wherever located as of the Closing Date and only to the extent that the same can be assigned or otherwise conveyed by Seller to Buyer, at Seller’s sole cost and expense, including: (i) Permits; (ii) Warranties; (iii) records related to the Property which are either stored electronically or located at the Facility, including, service and warranty records, equipment logs, operating guides and manuals, studies, reports, correspondence and other similar documents and records (all in the state in which such records and information exists at the Facility); and (iv) all plans, specifications, drawings, renderings, models and photographs relating to the Improvements and any other planned improvements, projects or facilities at the Real Property (collectively, the “Intangible Property”).

3. Purchase Price. The purchase price for the Property is Eight Hundred Fifty Thousand and 00/100 Dollars ($850,000.00) (the “Purchase Price”).

4. Closing.

4.1 Closing Date. The closing of the purchase and sale of the Property contemplated hereunder (the “Closing”) shall take place on the Closing Date, immediately following the Parties’ execution and delivery of this Agreement.

4.2 Seller’s Closing Deliveries. At Closing, Seller shall deliver, or cause to be delivered, to Buyer the following, in each case, in form and substance acceptable to Buyer:

4.2.1 a Special Warranty Deed, conveying all of Seller’s right, title and interest in and to the Real Property to Buyer, free and clear of all Monetary Liens and subject only to other matters of record, duly executed and acknowledged by Seller;

4.2.2 a Bill of Sale and Assignment, conveying all of Seller’s right, title and interest in and to the Intangible Property, free and clear of all Liens; duly executed by Seller (“Bill of Sale”);

4.2.3 any other documents necessary for Seller to transfer title to any of the Intangible Property, duly executed and, if applicable, acknowledged by Seller;

4.2.4 a lease termination agreement, terminating the NR-3 Lease as of the Closing Date, duly executed by Seller and NR-3;

4.2.5 an affidavit pursuant to Section 1445(b)(2) of the Code stating that Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code;

4.2.6 a customary settlement statement prepared by the Title Company in accordance with this Agreement (the “Settlement Statement”), duly executed by Seller;

4.2.7 payoff letters for all indebtedness secured by Monetary Liens, which such payoff letters shall (I) have been provided to Buyer no less than two Business Days prior to the date hereof, (II) provide that, upon payment of a specified amount, all agreements, including pledges, mortgages and security interests evidencing such indebtedness shall terminate, without any continuing liability of the Seller thereunder, and (III) include undertakings to provide appropriate evidence of such termination, cancellation or repayment (including UCC-3 termination statements);

4.2.8 a termination agreement and release of claims from CIRCE I, LLC, a North Carolina limited liability company, with respect to that certain Agency Agreement dated as of April 19, 2017 and that certain Right of First Refusal Agreement dated as of April 21, 2017;

4.2.9 such proof of Seller’s authority and authorization to enter into this Agreement and consummate the transaction contemplated hereby and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Seller to act for and bind Seller as may be reasonably required by Title Company;

4.2.10 any and all documents or instruments as shall be reasonably or customarily required by the Title Company from Seller as a condition to insuring title to the Real Property as provided in this Agreement, or as otherwise required by local custom, including an owner’s affidavit in form and substance acceptable to the Title Company; and

4.2.11 all keys, lock combinations, access cards/codes, and other entry devices for the Improvements in Seller’s possession or control, and any Intangible Property in Seller’s possession or control (to the extent not previously delivered to Buyer).

4.3 Buyer’s Closing Deliveries. At or before the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

4.3.1 The Purchase Price, plus or minus prorations and any other adjustments, as provided in this Agreement and set forth on the Settlement Statement;

4.3.2 the Bill of Sale, duly counter-executed by Buyer;

4.3.3 the Settlement Statement, duly counter-executed by Buyer; and

4.3.4 such proof of Buyer’s authority and authorization to enter into this Agreement and consummate the transaction contemplated by this Agreement, and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Buyer to act for and bind Buyer as may be reasonably required by Title Company.

4.4 Prorations. The following are to be apportioned as of 11:59 p.m. on the day preceding the Closing Date, as follows:

4.4.1 Real Estate Tax and Assessments. All non-delinquent real estate taxes and assessments shall be prorated so that Buyer bears all taxes and assessments allocable to the period after the Closing Date and Seller bears all taxes and assessments allocable to the period prior to and to the Closing Date. Any delinquent real estate taxes and assessments shall be paid by Seller at Closing.

4.4.2 Utilities. All utilities for the Real Property shall be prorated through the Closing Date between Seller and Buyer based on actual current bills. Prorations of utility bills for periods that straddle the Closing Date shall be calculated by the Parties so that Buyer bears all such utility bills allocable to the period after the Closing Date and Seller bears all such utility bills allocable to the period prior to and to the Closing Date. If following the Closing either Buyer or Seller receives a bill for utilities or other services provided to the Real Property for any day prior to the Closing, Buyer and Seller shall make any necessary adjustments after Closing for up to 90 days by cash payment to the Party entitled thereto.

4.5 Closing Costs. Buyer shall pay (i) one-half (1/2) of the Title Company’s escrow fees charged in connection with the Closing, (ii) the recording fee for the deed, and (iii) the premium and other charges for Buyer’s title insurance policy. Seller shall pay (i) one-half (1/2) of the Title Company’s escrow fees charged in connection with the Closing, (ii) the recording fee for any title clearance documents, and (iii) all transfer taxes payable in connection with the transactions contemplated herein. All other costs and charges incurred in connection with Closing shall, to the extent not otherwise provided for elsewhere in this Agreement, be paid in accordance with the custom in Duplin County, North Carolina, as determined by the Title Company. Each Party shall pay its own legal fees in connection with the Closing.

5. Seller’s Representations.

5.1 Seller’s Representations. Seller makes the following representations and warranties to Buyer as of the Closing Date:

5.1.1 Authority. The execution and delivery of this Agreement and the performance of Seller’s obligations hereunder have been duly authorized by all necessary action on the part of Seller and this Agreement constitutes the legal, valid and binding obligation of Seller. The person executing this Agreement on behalf of Seller is duly authorized to do so and, upon execution of this Agreement, this Agreement shall be binding and enforceable in accordance with its terms upon Seller.

5.1.2 Due Formation; Power. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of North Carolina. Seller has full capacity, right, power and authority to enter into this Agreement and to perform its obligations hereunder.

5.1.3 Conflicts and Pending Action. The execution, performance and consummation of the transaction contemplated in this Agreement by Seller will not conflict with or, with or without notice or the passage of time (or both), result in a breach or violation of any of the terms or provisions of, or constitute a default under, or otherwise create any adverse condition with respect to, (i) the organizational documents of Seller (i.e., the certificate of formation and operating agreement), or (ii) any agreement, instrument, Permit or judicial decree to which Seller is a party or to which Seller’s assets are subject. There is no action or proceeding pending or, to Seller’s Knowledge, threatened against Seller which challenges or impairs Seller’s ability to execute or perform its obligations under this Agreement.

5.1.4 Consents. To Seller’s Knowledge, there are no consents or approvals of any Governmental Authorities or other Persons that are required in connection with the performance by Seller of its obligations under this Agreement.

5.1.5 Title to Real Property; No Third Party Rights. Seller is the sole owner of the Real Property. Except for the NR-3 Lease, an accurate and complete copy of which has been provided to Buyer, there are no (a) unrecorded rights of possession, by lease, license or any other means, written or oral, granted by Seller with respect to the Real Property, or (b) any other unrecorded interests, liens, agreements, understandings, options, contracts, rights of first refusal, rights of first offer, or other encumbrance granted by Seller which affect or relate to the Real Property.

5.1.6 Contracts. Seller is not a party to any development, management, leasing, brokerage, employment or other agreements affecting the Real Property that will be binding on Buyer or the Real Property after the Closing ,and to Seller’s Knowledge, no other such agreements exist.

5.1.7 Mechanic’s Liens. No services, material or work have been supplied by any Person with respect to the Real Property at the request of Seller for which payment has not been made in full.

5.1.8 Litigation and Claims. Seller has no Knowledge of any (a) unsatisfied Order with respect to Seller or the Property. Seller is not a party (as plaintiff or defendant) to any action, suit, proceeding, arbitration or hearing pending or, to Seller’s Knowledge, threatened with respect the Property.

5.1.9 Condemnation. Seller has not received notice from any Governmental Authority of any existing, pending or threatened condemnation or taking by eminent domain of any part of the Real Property.

5.1.10 Bankruptcy. Seller is not bankrupt or insolvent under any applicable federal or state standard and Seller has not filed for protection or relief under any applicable bankruptcy or creditor protection statute. Seller has not been threatened by creditors with an involuntary application of any applicable bankruptcy or creditor protection statute. Seller is not entering into the transaction described in this Agreement with an intent to defraud any creditor or to prefer the rights of one creditor over any other creditor.

5.1.11 Legal Requirements. Seller has not received any written notice indicating that the Property, or the present condition of the Property, violates any applicable deed restrictions or other covenants, restrictions or agreements, site plan approvals, zoning or subdivision regulations, urban redevelopment plans, or the Laws of any Governmental Authority governing or regulating the use or condition of the Property. Seller has obtained all Permits necessary to conduct its business.

5.1.12 Brokers. None of Seller, its Affiliates or any Person acting on behalf of Seller or its Affiliates has agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto, nor has any broker, finder, investment banker or any other Person taken any action on which a claim for any such payment could be based.

5.1.13 Environmental Matters. To Seller’s Knowledge, there have been no Releases at or from the Real Property, there are no underground storage tanks located on the Real Property, and there is no asbestos, asbestos-containing materials or polychlorinated biphenyls contained in or forming part of the Improvements. Seller is not conducting, has not undertaken or completed, and has not been ordered to undertake any remedial action relating to any Release or threatened Release at the Real Property, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law or Permit. To Seller’s Knowledge, the Real Property has not been proposed for listing on the National Priorities List under CERCLA or any similar or analogous list established or maintained by any Governmental Authority. There are no claims, notices, investigations, proceedings, suits, demands, requests for information relating to any Environmental Liability, Environmental Laws or Hazardous Materials pending or threatened against Seller with respect to or relating to the Real Property, and there are no claims for Environmental Liability, pending or, to Seller’s Knowledge, threatened, against the Real Property. Seller has made available to Buyer all material documentation in Seller’s possession or control (or Seller’s agents’ or environmental consultants’ control) regarding Hazardous Materials or compliance with Environmental Laws at the Real Property, including without limitation all Permits, reports, correspondence, data, or information regarding environmental matters, environmental audits, studies, investigations and assessments (including without limitation, Phase I and Phase II environmental site assessments).

5.1.14 Tangible Personal Property; Improvements. Seller does not own any tangible personal property that is located on or material to the operation of the Real Property. To Seller’s Knowledge, the Improvements are in good condition and repair, and there are no structural or material latent defects in any Improvements.

5.1.15 Employees. Seller does not have, and has never had, any employees.

5.1.16 OFAC. Neither Seller nor any of its Affiliates, or any of their respective owners, is Person with whom Buyer is restricted from doing business under the International Emergency Economic Powers Act, 50 U.S.C. § 1701 et seq., the Trading With the Enemy Act, 50 U.S.C. App. § 5; the USA Patriot Act of 2001, any executive orders promulgated thereunder, any implementing regulations promulgated thereunder by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) (including those persons and/or entities named on OFAC’s List of Specially Designated Nationals and Blocked Persons), or any other applicable law of the United States.

5.2 No Other Representations or Warranties; As-Is Sale. BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE DEED, (i) SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND TO BUYER, AND (ii) SUBJECT TO SELLER’S INDEMNITFICATION OBLIGATIONS EXPRESSLY SET FORTH HEREIN, THE

REAL PROPERTY IS BEING CONVEYED BY SELLER TO BUYER “AS IS” AND “WITH ALL FAULTS”, WITHOUT RECOURSE OR EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, WHETHER SUCH REPRESENTATION OR WARRANTY WOULD ARISE BY STATUTE, COMMON LAW OR OTHERWISE. BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR BUYER’S RIGHTS WITH RESPECT TO THE BREACH OF ANY REPRESENTATIONS OR WARRANTIES OF SELLER HEREUNDER, THE REAL PROPERTY IS BEING CONVEYED BY SELLER TO BUYER WITHOUT ANY RIGHT OF ACTION WITH RESPECT TO ENVIRONMENTAL MATTERS OR CONDITIONS AGAINST SELLER. BUYER EXPRESSLY UNDERSTANDS AND AGREES THAT THE INTANGIBLE PROPERTY, IF ANY, IS BEING CONVEYED TO BUYER ON AN “AS-IS”, “WHERE-IS” AND “WITH ALL FAULTS” BASIS. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE BILL OF SALE, NO OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND WHETHER STATUTORY, WRITTEN, ORAL, OR IMPLIED (INCLUDING ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR ANY WARRANTY OF MERCHANTABILITY) SHALL APPLY TO THE TRANSFER OF ANY SUCH INTANGIBLE PROPERTY.

6. Buyer’s Representations. Buyer hereby makes the following representations and warranties to Seller as of the Closing Date:

6.1 Authority. The execution and delivery of this Agreement and the performance of Buyer’s obligations hereunder have been or will be duly authorized by all necessary action on the part of Buyer and this Agreement constitutes the legal, valid and binding obligation of Buyer. The persons executing this Agreement on behalf of Buyer are duly authorized to do so and, upon execution of this Agreement, this Agreement shall be binding and enforceable in accordance with its terms upon Buyer.

6.2 Due Formation; Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has full capacity, right, power and authority to enter into this Agreement and to perform its obligations hereunder.

6.3 Bankruptcy. Buyer is not bankrupt or insolvent under any applicable federal or state standard and Buyer has not filed for protection or relief under any applicable bankruptcy or creditor protection statute. Buyer has not been threatened by creditors with an involuntary application of any applicable bankruptcy or creditor protection statute. Buyer is not entering into the transaction described in this Agreement with an intent to defraud any creditor or to prefer the rights of one creditor over any other creditor.

6.4 Conflicts and Pending Action. The execution, performance and consummation of the transaction contemplated in this Agreement will not conflict with or, with or without notice or the passage of time (or both), result in a breach of any of the terms or provisions of, or constitute a default under, (i) the organizational documents (i.e., certificate of formation and limited liability company agreement) of Buyer, and (ii) any agreement, instrument or judicial decree to which Buyer is a party or to which Buyer’s assets are subject. There is no action or proceeding pending or, to Buyer’s knowledge, threatened against Buyer which challenges or impairs Buyer’s ability to execute or perform its obligations under this Agreement.

7. Indemnification.

7.1 Indemnification by Seller.. Subject to the other provisions of this Section 7 (including the Survival Period (as defined below)), Seller shall indemnify and hold Buyer, its Affiliates and each of their respective officers, managers, directors, members, shareholders, employees and agents (individually a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) harmless from any and all Losses suffered or incurred by any Buyer Indemnified Party as a result of or arising out of: (a) the breach of any representation or warranty of Seller in this Agreement; or (b) the failure by Seller to perform any covenant or agreement of Seller under this Agreement.

7.2 Method of Asserting Claims. All claims for indemnification by any Buyer Indemnified Party under this Section 7 shall be asserted and resolved as follows:

7.2.1 Third Party Claims. In the event that any Buyer Indemnified Party is or may be entitled to indemnification with respect to any Loss arising from a claim asserted by a third party (a “Third-Party Claim”), the Buyer Indemnified Party shall give Seller prompt notice thereof. Any failure or delay on the part of the Buyer Indemnified Party to give such notice shall not affect whether Seller is liable for reimbursement except and to the extent that Seller is prejudiced thereby. Seller shall be entitled at its sole cost and expense and subject to the limitations set forth in this Section 7, to control, contest and defend such Third-Party Claim provided that Seller has accepted and assumed in writing the obligation to indemnify the Buyer Indemnified Party with respect to the Losses arising from or related to such Third-Party Claim. Notwithstanding anything to the contrary contained herein, Seller may not assume control of, and the Buyer Indemnified Party shall have the right at all times to take over and assume control of, the defense, settlement and negotiations relating to of the defense of a legal proceeding (a) involving criminal liability on the part of the Buyer Indemnified Party, (b) in which any relief other than monetary damages is sought against the Buyer Indemnified Party, (c) in which increased statutory, enhanced or treble damages are sought based on willful misconduct or fraud, (d) which has been brought by a Governmental Entity, (e) with respect to which a Buyer Indemnified Party in good faith reasonably determines that the conduct of the defense of any legal proceeding or any proposed settlement of any such legal proceeding by Seller could reasonably be expected to adversely affect in any respect the Buyer Indemnified Party’s Tax liability or the ability of the Buyer Indemnified Party to conduct its business in any material respect (including relationships with Governmental Entities, customers, suppliers, vendors or other Persons with whom the Buyer Indemnified Party conducts business), or (f) of which Seller does not so assume control, or diligently pursue, the defense. Notice of the intention to so contest and defend shall be given by Seller to the Buyer Indemnified Party within five (5) Business Days after the Buyer Indemnified Party’s notice of such Third-Party Claim. Such contest and defense shall be conducted by counsel chosen by Seller subject to the approval of the Buyer Indemnified Party, which approval shall not be unreasonably withheld. So long as Seller is conducting the defense of the Third-Party Claim in accordance with this Section 7.2.1, the Buyer Indemnified Party shall be entitled, at its own cost and expense (which expense shall not constitute a Loss unless counsel for the Buyer Indemnified Party advises in writing that there is a conflict of interest, and only to the extent that such expenses are reasonable), to participate in, but not control, such contest and defense and to be represented by attorneys of its or their own choosing reasonably acceptable to Seller, provided that the Buyer Indemnified Party will cooperate with Seller in the conduct of such defense. Neither the Buyer Indemnified Party nor Seller party may concede, settle or compromise any Third-Party Claim without the consent of the other party, which consent will not be unreasonably withheld or delayed, except that Seller may settle a Third-Party Claim if (i) the Buyer Indemnified Party is not obligated to perform or to refrain from performing any act under such settlement, there is no encumbrance on any assets of the Buyer Indemnified Party and there is no injunctive or other non-monetary relief; (ii) there is no finding or admission of any violation of any Law, violation of the rights of any Person by the Buyer Indemnified Party or any other liability of the Buyer Indemnified Party to any Person; and (iii) the Buyer Indemnified Party receives, as a part of such settlement, a complete, general and unconditional release in form and substance reasonably satisfactory to the Buyer Indemnified Party. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and Seller notifies the Buyer Indemnified Party in writing of the Seller’s willingness to accept the settlement offer and pay the amount called for by such offer, and the Buyer Indemnified Party declines to accept such offer, the Buyer Indemnified Party may continue to contest such Third-Party Claim, free of participation by Seller, and the amount of any ultimate liability with respect to such Third-Party Claim that Seller has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the Buyer Indemnified Party declined to accept or (y) the aggregate Losses of the Buyer Indemnified Party with respect to such Third-Party Claim.

7.2.2 Other Claims. In the event any Buyer Indemnified Party has a claim against Seller that does not involve a Third-Party Claim, the Buyer Indemnified Party shall deliver a written notice describing such claim in reasonable detail to Seller promptly after the discovery of the basis for such claim. Upon receipt of any such notice, Seller shall notify the Buyer Indemnified Party as to whether Seller accepts liability for any Loss.

7.3 Survival. The representations, warranties, covenants, indemnification obligations and all other agreements of Seller set forth in this Agreement shall survive the Closing for a period of one (1) year (the “Survival Period”). No claim pursuant to Section 7.1 shall be made unless written notice pursuant to this Section 7 is delivered to Seller within the Survival Period, provided that, notwithstanding the Survival Period, (a) any such claim with respect to inaccuracy in, or breach of, the representations and warranties contained in Section 5.1.13 may be made at any time prior to one hundred twenty (120) days after the expiration of the relevant statute of limitations, and (b) any such claim with respect to fraud, intentional misrepresentation or inaccuracy in, or breach of, the representations and warranties contained in Sections 5.1.1 – 5.1.4, 5.1.10, 5.1.12, 5.1.15 and 5.1.16 may be made at any time.

7.4 Specific Performance. Seller acknowledges that the rights of Buyer to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that Seller violates or fails and refuses to perform any covenant or agreement made by it in this Agreement, then Buyer may be without an adequate remedy at law. Seller agrees, therefore, that, in the event it violates or fails and refuses to perform any covenant or agreement made by it in this Agreement, Buyer may, in addition to any remedies under this Section 7 for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek an injunction or any other equitable relief.

8. Additional Mutual Agreements.

8.1 Public Announcements. Neither Party shall (and neither shall cause its Affiliates to) issue any press release or make any other public announcement with respect to the transactions contemplated hereby without the approval of the other Party.

8.2 Further Assurances. After the Closing Date, each Party shall, as promptly as reasonably practicable, execute and deliver all such instruments of transfer, conveyance, assignment and confirmation, in addition to those executed and delivered at the Closing, and take all such other actions, in each case as the other Party may reasonably request in order to give full effect to the provisions of this Agreement and the transactions contemplated hereby.

9. Miscellaneous.

9.1 Notices. Any notice, consent or approval required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been received on the date (i) of hand delivery to the receiving Party, (ii) of delivery to the receiving Party (or refusal to accept delivery) by courier service (including Federal Express, United Parcel Service or any other nationally recognized overnight service) or U.S. Mail, certified mail, return receipt requested. Mailed or couriered notices shall be addressed as set forth below.

If to Seller:	Greensboro Ecosystems, LLC 3150 N. Elm Street, Suite 206 Greensboro, North Carolina 27408-3840 Attn: Joseph F. Carroll, Jr. Email: [***]

With a copy to:	Ragsdale Liggett PLLC Post Office Box 31507 2840 Plaza Place, Suite 400 Raleigh, North Carolina 27612 Attn: David K. Liggett Email: [***]

and:	Jenkins Haynes PLLC 1000 N Elm Street Greensboro, North Carolina 27401 Attention: Jimmy Haynes Email: [***]

If to Buyer:	Montauk Swine Ag, LLC 680 Andersen Drive Foster Plaza 10, 5th FL, Pittsburgh, PA 15220 Attention: John Ciroli Email: [***]

With a copy to:	Eckert Seamans Cherin & Mellott, LLC 600 Grant Street, 44th Floor Pittsburgh, PA 15219 Attn: John McCague E-mail: [***]

or such other address as either Party may from time to time specify in writing to the other.

9.2 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

9.3 No Oral Amendments. Except as otherwise provided herein, this Agreement may be amended or modified only by a written instrument executed by Seller and Buyer.

9.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to the rules regarding conflict of laws. The parties hereto consent to the exclusive jurisdiction of the state courts of Wake County, North Carolina with regard to any dispute hereunder or otherwise involving the Property.

9.5 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings between the Parties relating to the subject matter hereof.

9.6 Negotiated Agreement. Seller and Buyer acknowledge that this Agreement has been negotiated and that each Party has had an opportunity to have the Agreement reviewed by legal counsel. Accordingly, notwithstanding the fact that this Agreement was prepared by Buyer’s counsel, the doctrine that ambiguities in an agreement shall be construed against the drafting Party shall not be employed in connection with this Agreement.

9.7 Enforcement. If either Party commences legal proceedings to enforce the terms of this Agreement, the prevailing Party shall be entitled to recover from the other Party its attorneys’ fees and court costs incurred therein. The provisions of this Section 9.7 shall survive the Closing.

9.8 Time of the Essence. Seller and Buyer agree that time is of the essence of this Agreement. If either Party fails to perform an obligation contained herein by the date such performance is required, it shall not be deemed to be unreasonable for the other Party to pursue its remedies hereunder. Should any period of time prescribed herein end on a Saturday, Sunday or legal holiday (recognized in Pittsburgh, Pennsylvania), the period of time shall automatically be extended to 11:59 p.m. (or such other time as is expressly provided herein) of the next full Business Day.

9.9 Severability. If any provision of this Agreement or the application thereof to any person, place or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other persons, places and circumstances shall remain in full force and effect.

9.10 Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.11 No Third Party Beneficiaries. This Agreement is for the benefit of Buyer and Seller and no third party shall be entitled to the benefit of any of the provisions of this Agreement.

9.12 Survival. The provisions of this Agreement which survive the Closing shall not be deemed merged into any instrument or conveyance delivered at the Closing to the extent of such survival.

9.13 Mutual Cooperation. Each Party agrees to execute, acknowledge and deliver or to cause to have executed, acknowledged and delivered, such other and further instruments and documents as may reasonably be requested by the other to carry out this Agreement. Each Party shall use its good faith efforts to cause satisfaction of all conditions to its obligation under this Agreement, and to exercise good faith in fulfilling its obligations under this Agreement

9.14 Waiver of Jury Trial. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, an authorized representative for each of the Parties has executed this Agreement as of the Closing Date.

SELLER:

GREENSBORO ECOSYSTEMS, LLC, a North Carolina limited liability company

By:	/s/ James F. Marshall
James F. Marshall, Manager

By:	/s/ Joseph F. Carroll, Jr.
Joseph F. Carroll, Jr., Manager

BUYER:

MONTAUK SWINE AG, LLC, a Delaware limited liability company

By:	/s/ Sean F. McClain
Name:	Sean F. McClain
Title:	Chief Executive Officer

Schedule 2.1.1 - Legal Description of Land